Exhibit 99.1

PONY AI Inc. Expands Collaboration with Uber to Deploy Over 2,000 Robotaxis Across Five Cities in Europe

Guangzhou, China, August 14, 2026 -- Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale mass production and commercialization of autonomous driving technology, today announced an expanded collaboration with Uber Technologies, Inc. (“Uber”) to deploy more than 2,000 Robotaxis across Europe. The partnership will expand from the existing commercial service in Zagreb, coming soon to the Uber platform, to four additional cities in Europe. The expanded partnership also includes plans to deploy Robotaxis in the Middle East.

The expanded partnership gives the Company’s joint deployment model a clearer path to commercial scale. The model brings together three core functions required to operate Robotaxi services at scale: Level 4 ("L4") autonomous driving technology, a leading mobility platform, and day-to-day fleet operations. It allows technology, platform and fleet partners to work together in the same market, while individual partners may also take on more than one role. Vehicle funding and ownership can sit with different partners depending on the market.

Under the expanded partnership, the Company will provide its L4 autonomous driving technology, rider experience and operational expertise developed through multiple large-scale Robotaxi deployments in China. Uber will provide customer access through its leading global mobility platform, including booking, payment and customer service capabilities, alongside its growing network of human drivers. Day-to-day fleet operations may be carried out by established local fleet partners selected for each market.

The Company's collaboration with Uber dates back to May 2025, when both parties first announced plans to bring the Company's Robotaxis onto the Uber platform in international markets. In 2026, the companies worked with Croatian mobility company Verne to launch Europe’s first commercial Robotaxi service in Zagreb, with Verne serving as the local fleet owner and operator. The Company believes that the expanded partnership with Uber marks a further evolution of its growth strategy, complementing continued expansion into new markets with fleet deployments at regional scale.

About Pony AI Inc.

Pony AI Inc. (NASDAQ: PONY; HKEX: 2026), founded in 2016, is a global leader in achieving large-scale mass production and commercialization of autonomous driving technology. Pony.ai is committed to delivering safe, advanced, and reliable autonomous driving technology and solutions. At the heart of Pony.ai’s strategy is its proprietary world model PonyWorld and its Virtual Driver technology. Together, they power the development and scaling of its Robotaxi services, Robotruck services, and Intelligent solutions businesses. With operations spanning China, Europe, East Asia, the Middle East, and beyond, Pony.ai stands among a select few companies globally to achieve fully driverless commercial operations. Pony.ai has forged deep and extensive partnerships across the autonomous driving value chain, enabling it to accelerate the commercialization of autonomous driving in line with its ultimate vision: “Autonomous Mobility Everywhere.” For more information, please visit: https://ir.pony.ai.

About Uber Technologies, Inc.

Uber's mission is to create opportunity through movement. Uber started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 72 billion trips later, Uber is building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai